SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

MSC.Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553531104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,424,023

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,424,023

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,424,023

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the “Common Stock”), of MSC.Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott Associates”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisors Inc. (“EICA” and collectively, the “Reporting Persons”) as of July 7, 2009 and amends and supplements the Schedule 13D filed on May 13, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Elliott Associates beneficially owns 2,424,023 shares of Common Stock, constituting 5.3% of all of the outstanding shares of Common Stock. Elliott Associates owns its shares of Common Stock through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott Associates.

Elliott International and EICA beneficially own an aggregate of 3,636,035 shares of Common Stock, constituting 8.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott Associates, Elliott International and EICA beneficially own 6,060,058 shares of Common Stock constituting 13.3% of all of the outstanding shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On July 7, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, Maximus Holdings Inc., a Delaware corporation (“Parent”), and Maximus Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving as the wholly-owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”). Each of Parent and Merger Sub is controlled by the Symphony Technology Group (“Symphony”).

On July 7, 2009, Elliott Associates and Elliott International (Elliott Associates and Elliott International together shall be referred to as “Elliott”) entered into a Commitment Letter with Parent (the “Commitment Letter”) pursuant to which Elliott Associates and Elliott International agreed to provide certain financing in connection with the Merger. Under the Commitment Letter, Elliott Associates and Elliott International, severally and not jointly (based on their respective Pro Rata Portions (as defined in the Commitment Letter)), confirmed that they will, subject to the terms and conditions set forth in the Commitment Letter and in accordance with the terms set forth on Exhibit A to the Commitment Letter, transfer, or cause to be transferred to Parent, at or prior to the closing of the Merger: (a) 6,060,058 shares of Common Stock (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization); and (b) immediately available funds in an amount not to exceed $19,904,702.98 and $29,857,054.48, respectively, in exchange for the equity and debt securities described in Exhibit A to the Commitment Letter. The obligation of each of Elliott Associates and Elliott International to fund its respective commitment will expire on the terms and conditions set forth in the Commitment Letter.

The above description of the Commitment Letter is qualified in its entirety by the Commitment Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

Elliott Associates, Elliott International, Parent, STG III L.P., a Delaware limited partnership and affiliate of Symphony (“STG III”), and STG III-A, L.P., a Delaware limited partnership and affiliate of Symphony (“STG III-A”), entered into an Agreement dated as of July 7, 2009 (the “Side Letter”). Pursuant to the Side Letter, in the event that any Parent Termination Fee and/or Company Fees and Expenses is paid by Parent (or by STG III or STG III-A under the Limited Guarantee), Elliott Associates and Elliott International each, severally and not jointly, agrees to pay its Pro Rata Portion of such fees and/or expenses to Parent (or to STG III or STG III-A, if applicable). In the event that the Issuer pays the Company Termination Fee, Parent shall pay to Manchester Securities Corp., a New York corporation wholly-owned by Elliott Associates, an amount equal to certain expenses incurred by Elliott and Elliott’s share of the Company Termination Payment. All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Side Letter.

The above description of the Side Letter is qualified in its entirety by the Side Letter, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Each of Elliott Associates and Elliott International entered into a Voting Agreement with Parent, dated as of July 7, 2009 (the “Elliott Associates Voting Agreement” and the “Elliott International Voting Agreement”, respectively, and collectively, the “Voting Agreements”), pursuant to which each agreed, among other things, to vote shares of Common Stock held by them in favor of the Merger and against any proposal made in opposition to the Merger. Each also agreed that, during the period beginning on July 7, 2009 and terminating on the Expiration Date (as defined in the Voting Agreements), it shall not (x) transfer any of its shares of Common Stock or make any offer to transfer any of its shares of Common Stock other than to an affiliate, or (y) deposit any of its shares of Common Stock in a voting trust, grant any proxy in respect of any such shares, or enter into any voting agreement or similar understanding in a manner inconsistent with its obligations under its respective Voting Agreement.

The above description of the Voting Agreements is qualified in its entirety by the Voting Agreements, copies of which are attached hereto as Exhibit D and Exhibit E, respectively, and are incorporated herein by reference.

The Reporting Persons may be deemed to be members of a group within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, consisting of Symphony and STG.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Commitment Letter dated July 7, 2009

Exhibit C – Side Letter dated as of July 7, 2009

Exhibit D – Elliott Associates Voting Agreement dated as of July 7, 2009

Exhibit E - Elliott International Voting Agreement dated as of July 7, 2009

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	July 14, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT B

Commitment Letter

July 7, 2009

CONFIDENTIAL

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Re:	Elliott Equity and Debt Commitment

Ladies and Gentlemen:

Reference is made to that Agreement and Plan of Merger, dated as of July 7, 2009 (the “Merger Agreement”), by and among Maximus Holdings Inc., a Delaware corporation (“Parent”), Maximus Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and MSC.Software Corporation, a Delaware corporation (the “Company”). Capitalized terms in this commitment letter (this “Commitment Letter”) used but not defined herein shall have the meanings ascribed to such terms under the Merger Agreement. As used herein, the terms “Parent” and “Merger Sub” shall include any entity to which Parent or Merger Sub, as applicable, shall assign their respective rights, interests and obligations under the Merger Agreement in accordance with Section 11.06 thereof.

Subject only to satisfaction or waiver, at or prior to the Closing Date, of each of the conditions set forth in the immediately following paragraph, the signatories to this Commitment Letter, each of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”) and, together with Elliott Associates, “Elliott”, and each, individually, an “Elliott Party”), severally and not jointly (based on their respective Pro Rata Portions (as defined below)), hereby confirms that it will, in accordance with the terms set forth on Exhibit A attached hereto, transfer, or cause to be transferred, to Parent, at or prior to Closing: (a) 6,060,058 shares (the “Shares”) of common stock (“Common Stock”) of the Company (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization) (the “Stock Transfer”); and (b) immediately available funds in an amount not to exceed $19,904,702.98 and $29,857,054.48, respectively (the “Cash Transfer” and, together with the Stock Transfer, the “Capital”), in exchange for the equity and debt securities described in Exhibit A. The “Pro Rata Portion” for Elliott Associates shall be 40%, and the “Pro Rata Portion” for Elliott International shall be 60%. For the avoidance of doubt, Elliott is only obligated to transfer the Capital at the Closing subject to the terms and conditions set forth herein and at no other time and in no other circumstances.

The obligation of each Elliott Party to effect the transfers contemplated herein shall be subject to the following conditions precedent: (a) the negotiation and execution at or prior to Closing of definitive documentation providing for the issuance of the securities described in Exhibit A, and the other arrangements described in Exhibit A, in each case on the terms and conditions set forth in Exhibit A, including the execution of the stockholder agreement contemplated thereby by each stockholder of Parent as of the Closing (the “Investment Documentation”), (b) the effective filing of a certificate of incorporation or certificate of designation establishing and authorizing the preferred stock contemplated by Exhibit A in accordance with the terms set forth in Exhibit A, (c) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable law, statute, rule, regulation, judgment or order of any governmental authority of competent jurisdiction and (d) the satisfaction or waiver, at or prior to the Closing Date, of each of the conditions to the obligation of Parent and Merger Sub to effect the Merger as set forth in Sections 9.01 and 9.02 of the Merger Agreement.

Each Elliott Party and Parent agree to negotiate in good faith the Investment Documentation.

Each Elliott Party hereby represents and warrants, severally and not jointly, that (a) as of the date hereof it has, and as of the Closing Date it will have, unexpired capital commitments from its partners, or otherwise available cash, at least equal to such Elliott Party’s Pro Rata Portion of the Cash Transfer, (b) as of the date hereof, and as of the Closing Date, an Elliott Party has good title to the Shares, free and clear of any Liens, and (c) this Commitment Letter has been duly executed and delivered and constitutes the legal, valid and binding commitment of such Elliott Party to provide such Elliott Party’s Pro Rata Potion of the Capital as set forth above, enforceable in accordance with its terms.

Each Elliott Party reserves the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to cause any portion of its obligation to provide such Elliott Party’s Pro Rata Portion of the Capital hereunder (such Elliott Party’s “Commitment”) to be fulfilled by causing one or more of its Affiliates or other investors to actually fund all or any portion of the investment in Parent required by this Commitment Letter, and upon the actual funding of such portion of such Elliott Party’s Commitment, such Elliott Party’s remaining Commitment hereunder shall be correspondingly reduced.

Each Elliott Party’s obligation to fund such Elliott Party’s Commitment will expire on the earlier to occur of (i) the consummation of the Merger and the satisfaction of Parent’s payment obligations under Article 2 of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with the terms thereof, (iii) the time at which the Company or any of its Affiliates asserts in any litigation or other proceeding any claim under the limited guarantee of even date herewith delivered by STG III L.P., a Delaware limited partnership, and STG III-A, L.P., a Delaware limited partnership (collectively, “STG”), or otherwise against STG or any of its respective Affiliates in connection with the Merger Agreement or any of the transactions contemplated hereby or thereby, (iv) the one-year anniversary of the date hereof and (v) the delivery of written notice of termination by Elliott to Parent following any amendment to the Merger Agreement effected without the prior written consent of Elliott which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent the circumstances under which the Parent Termination Fee is payable. From and after the expiration of all of Elliot’s obligations under this Commitment Letter, neither Elliott nor any of its directors, officers, partners, employees, investors or Affiliates will have any further liability or obligation to any Person or entity as a result of this Commitment Letter.

This Commitment Letter shall be binding solely on, and inure solely to the benefit of, the undersigned and Parent and their respective successors and permitted assigns, and nothing set forth in this Commitment Letter shall be construed to confer upon or give to any Person other than the undersigned and Parent and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligation to fund the Commitment or any provisions of this letter.

Notwithstanding anything that may be expressed or implied in this Commitment Letter, Parent, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no Person other than Elliott and its successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that Elliott or any of its successors or permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of Elliott or any of its successors or permitted assigns or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of Elliott or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, as such, for any obligations of Elliott or any of its successors or permitted assigns under this Commitment Letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.

This Commitment Letter may only be enforced by Parent at the direction of STG in its sole discretion, and then only to the extent that Parent is also enforcing Parent’s rights under the Equity Commitment Letter, dated as of July 7, 2009, by and between STG and Parent. Parent shall have no right to enforce this Commitment Letter unless directed to do so by STG in its sole discretion, and then only in accordance with the preceding sentence. Parent’s creditors shall have no right to enforce this Commitment Letter or to cause Parent to enforce this Commitment Letter.

Nothing in this Commitment Letter, express or implied, is intended to or shall confer upon any Person, other than Parent and Elliot, any right, benefit or remedy of any nature whatsoever under or by reason of this Commitment Letter.

This Commitment Letter shall be governed and construed in accordance with the laws of the State of New York without regard to its conflict of laws provisions. Under no circumstances shall Elliott or any of its directors, officers, partners, employees, investors or affiliates be liable to any Person for incidental, consequential, punitive, exemplary, or special damages.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

This Commitment Letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. The rights of Parent or the beneficiary under this Commitment Letter may not be assigned in any manner without Elliot’s prior written consent. The obligations of Elliott under this Commitment Letter may not be assigned in any manner except as expressly set forth herein.

[Signature page follows]

Sincerely,

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its General Partner

By: Braxton Associates, Inc., its General Partner

By:  Elliot Greenberg

Name:  Elliot Greenberg

Title:  Vice President

Elliott International, L.P.

By:  Elliott International Capital Advisors Inc., as

Attorney-in-Fact

By:  Elliot Greenberg

Name:  Elliot Greenberg

Title:  Vice President

Accepted and Agreed to as of the date first above written.

MAXIMUS HOLDINGS INC.

By: /s/ William F. Chisholm

Name: William F. Chisolm

Title: President

[Signature Page to Elliott Equity Commitment Letter]

Exhibit A

Elliott Investment Term Sheet

See attached.

Indicative Term Sheet

THIS TERM SHEET HAS BEEN PREPARED SOLELY TO FACILITATE DISCUSSIONS OF A POSSIBLE TRANSACTION AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED, AND WILL NOT BE DEEMED, TO CONSTITUTE AN OFFER OR AGREEMENT, OR TO CREATE LEGALLY BINDING OR ENFORCEABLE OBLIGATIONS, OF ANY TYPE OR NATURE. NO SUCH OFFER, AGREEMENT OR OBLIGATIONS SHALL BE MADE OR CREATED AMONG THE PARTIES IDENTIFIED HEREIN EXCEPT PURSUANT TO A WRITTEN AGREEMENT EXECUTED BY SUCH PARTIES.

Terms of the Investment
The Transaction

Symphony Technology Group and/or its designated affiliate (“STG”) and Elliott Associates, L.P., Manchester Securities Corp (“Manchester”), a wholly-owned subsidiary of Elliott Associates, L.P. and/or their designated affiliates (collectively, “Elliott”) would jointly finance the acquisition of MSC.Software Corporation (“MSC”).

STG’s investment would be in the form of Convertible Participating Preferred Equity (the “Preferred Stock”), Senior Convertible Subordinated Notes (the “Convertible Notes”) and vested penny warrants (the “Vested Warrants” or the “Warrants”), issued in a newly formed acquisition vehicle (the “Company”). Elliott’s investment would be in a combination of the same series of Preferred Stock issued to STG and in Senior Subordinated Notes (the “Notes”).

STG’s investment will be made in the form of cash in the amount of $100,000,000. Elliott’s investment will be made in the form of (i) the contribution of 6,060,058 shares of MSC common stock valued at the MSC acquisition price of $7.63 and (ii) cash in the amount of $49,761,757.46. In exchange for such contribution, (a) STG will receive $48.0 million in initial principal amount of Convertible Notes and $52.0 million in initial liquidation preference of Preferred Stock, and (b) Elliott will receive $48.0 million in initial principal amount of Notes and $48.0 million in initial liquidation preference of Preferred Stock. At closing, Elliott’s initial investment would constitute approximately 25.0% of the fully diluted equity of the Company, STG’s initial investment would constitute approximately 65.0% of the fully diluted equity of the Company, and the management option pool referred to below would constitute 10% of the fully-diluted equity of the Company (in each case determined after giving effect to the Warrants).

The Preferred Stock, Convertible Notes and Notes will be issued pursuant to a contribution and purchase agreement in customary form.

Closing	Concurrent with the closing of the acquisition of MSC by the Company.
Terms of Subordinated Notes
Maturity	100.0% of the outstanding Principal Amount of the Notes and all accrued interest on the Notes shall be repaid five (5) years from the Closing Date.
Interest Rate	15.5%, paid-in-kind, until the fourth (4th) anniversary of the Closing Date; 20%, paid-in-kind, thereafter.

Basis of Interest Calculation	360 days (twelve 30-day periods).
Redemption at Company’s Option	The Notes will be prepayable at the Company’s option at any time, without penalty.
Redemption at the Holder’s Option

Elliott shall have the right to require the Company to purchase all or a portion of its outstanding Notes at par plus accrued and unpaid interest on the Principal Amount of the Notes to be prepaid upon the occurrence at any time of any one of the following events: (i) an initial public offering of debt or equity securities of the Company ; (ii) the sale of all or substantially all of the assets of the Company; and/or (iii) a Change of Control of the Company; provided, however, that in each case, the Principal Amount of the Notes shall only be prepaid to the extent allowed by the Senior Debt and the Company’s cash on hand after allowing the Company to retain sufficient cash as determined in good faith by the Company in its best judgment that it needs for working capital for the Company’s operations.

Any redemption or repurchase of the Notes shall be done on a pari passu basis with the Convertible Notes (to the extent the holders of the Convertible Notes choose to participate).

So long as any Notes remain outstanding, the Company shall not redeem or repurchase any Preferred Stock or Junior Securities.

Change in Control	Over 50% of the outstanding fully diluted shares of the Company are owned by a person or group who are not permitted holders (to be defined).
Covenants

No financial covenants. The purchase agreement governing the Notes will have affirmative and negative covenants (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type including delivery of financial statements, reports and certificates; corporate existence; limitations on indebtedness (other than under the senior credit facility and permitted refinancings thereof); limitations on liens; limitations on disposal of assets; Change of Control put; limitations on investments and mergers and acquisitions (other than Permitted Acquisitions); limitations on dividends or distributions on, and redemptions and repurchases of, equity interests and other restricted payments; limitations on prepayments, redemptions and repurchases of certain subordinated debt; and limitations on transactions with affiliates.

Events of Default

The purchase agreement governing the Notes will include such events of default (certain of which will be subject to materiality thresholds, exceptions and grace periods to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type, including: non-payment of principal, interest and other amounts; non-performance of covenants and obligations; material judgments; bankruptcy or insolvency; acceleration of other material debt (including debt under the senior credit facility; provided, however, in the case of an acceleration based solely on a breach of a financial covenant in the Senior Debt, the holders of the Notes may not accelerate until the earliest to occur of: (i) the date STG and Elliott reasonably agree in good faith that the holders of the Senior Debt are reasonably likely to take imminent action to enforce their rights or remedies in respect of such acceleration, (ii) the date the holders of Senior Debt have commenced any action the against Company or any guarantor of the Senior Debt or any of their respective properties to enforce their rights or remedies in respect of such acceleration, (iii) the date that is 30 days after the date of delivery of such acceleration notice (if such acceleration notice has not been withdrawn prior to such date) and (iv) the occurrence of any acceleration of any material debt (including the Senior Debt) other than any acceleration based solely on a breach of a financial covenant in the Senior Debt); breach of any representation or warranty; actual or asserted invalidity of any guarantee with respect to the Notes; and ERISA events.

Ranking Priority

The Notes will be expressly subordinated only to “Senior Debt” in a maximum principal amount of $65,000,000 (plus a modest cushion to be negotiated) and will be pari passu with the Convertible Notes. “Senior Debt” will include all existing bank credit facilities and replacements therefore (as agreed). Subordination provisions will be negotiated with the Senior Debt holders.

Default Rate

The holders of the Notes shall be entitled to that rate of interest which is equal to the then current Interest Rate plus 2.0% per annum, compounded quarterly, from the date a default or an Event of Default has occurred until the date such default or Event of Default is waived or cured in writing or otherwise satisfied in full.

Modifications and Amendments	Modifications and amendments of the Notes may be made by the Company with the consent of the holders of 66% of the then outstanding Principal Amount thereof, subject to customary 100% requirements.
Assignments; Right of First Refusal

The prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Company is required for any assignment of Notes to any non-Elliott entity, except during an event of default. The Company has a “right of first offer” on the transfer of any Note to a non-Elliott entity, except during an event of default, with the “right of first offer” providing that if the holder of a Note proposes to sell a Note at a certain price to a non-Elliott entity, it shall first offer such Note (within a reasonable time period to be specified) to the Company and if the Company does not purchase such Note, such holder than can sell such Note to anyone else at that price or a higher price.

Terms of the Convertible Notes
Maturity	100.0% of the outstanding Principal Amount of the Convertible Notes shall be repaid five (5) years from the Closing Date.
Interest Rate	0%.

Conversion

The Convertible Notes will be convertible at any time, in whole or in part, at the option of the holder, into the number of shares of Preferred Stock obtained by dividing the principal amount of Convertible Notes being so converted by the Original Issue Price. The shares of Preferred Stock received upon any such conversion will have an accrued Liquidation Preference in an amount calculated as if such shares were outstanding since the Closing Date.

Redemption at the Holder’s Option

STG shall have the right to require the Company to purchase all or a portion of its outstanding Convertible Notes at par upon the occurrence at any time of any one of the following events: (i) an initial public offering of debt or equity securities of the Company; (ii) the sale of all or substantially all of the assets of the Company; and/or (iii) a Change of Control (as defined above) of the Company; provided, however, that in each case, the Principal Amount of the Convertible Notes shall only be prepaid to the extent allowed by the Senior Debt and the Company’s cash on hand after allowing the Company to retain sufficient cash as determined in good faith by the Company in its best judgment that it needs for working capital for the Company’s operations.

Any redemption or repurchase of the Convertible Notes shall be done on a pari passu basis with the Notes (to the extent the holders of the Notes choose to participate).

Ranking Priority

The Convertible Notes will be expressly subordinated only to Senior Debt in a maximum principal amount of $65,000,000 (plus a modest cushion to be negotiated) and will be pari passu with the Notes. “Senior Debt” will include all existing bank credit facilities and replacements therefore (as agreed). Subordination provisions will be negotiated with the Senior Debt holders.

Covenants

No financial covenants. The purchase agreement governing the Convertible Notes will have affirmative and negative covenants (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type including delivery of financial statements, reports and certificates; corporate existence; limitations on indebtedness (other than under the senior credit facility and permitted refinancings thereof); limitations on liens; limitations on disposal of assets; Change of Control put; limitations on investments and mergers and acquisitions (other than Permitted Acquisitions); limitations on dividends or distributions on, and redemptions and repurchases of, equity interests and other restricted payments; limitations on prepayments, redemptions and repurchases of certain subordinated debt; and limitations on transactions with affiliates.

Events of Default

The purchase agreement governing the Convertible Notes will include such events of default (certain of which will be subject to materiality thresholds, exceptions and grace periods to be mutually agreed upon) applicable to the issuer of the Convertible Notes and its subsidiaries as are usual and customary for financings of this type, including: non-payment of principal, interest and other amounts; non-performance of covenants and obligations; material judgments; bankruptcy or insolvency; acceleration of other material debt (including debt under the senior credit facility; provided, however, in the case of an acceleration based solely on a breach of a financial covenant in the Senior Debt, the holders of the Convertible Notes may not accelerate until the earliest to occur of: (i) the date STG and Elliott reasonably agree in good faith that the holders of the Senior Debt are reasonably likely to take imminent action to enforce their rights or remedies in respect of such acceleration, (ii) the date the holders of Senior Debt have commenced any action the against Company or any guarantor of the Senior Debt or any of their respective properties to enforce their rights or remedies in respect of such acceleration, (iii) the date that is 30 days after the date of delivery of such acceleration notice (if such acceleration notice has not been withdrawn prior to such date) and (iv) the occurrence of any acceleration of any material debt (including the Senior Debt) other than any acceleration based solely on a breach of a financial covenant in the Senior Debt)); breach of any representation or warranty; actual or asserted invalidity of any guarantee with respect to the Convertible Notes; and ERISA events.

Modifications and Amendments

Modifications and amendments of the Convertible Notes may be made by the Company with the consent of the holders of 66% of the then outstanding Principal Amount thereof, subject to customary 100% requirements.

Assignments	The Convertible Notes may not be Transferred (as defined below).
Terms of the Preferred Stock
Dividends

The holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment of dividends, quarterly dividends in respect of each share of Preferred Stock equal to the greater of (x) a rate per annum of 8% of the Liquidation Preference (as defined below) and (y) the amount of dividends declared during such period on the number of shares of Common Stock into which such share of Preferred Stock is then convertible. Dividends on preferred shares will be cumulative and accrued and unpaid dividends will compound quarterly, on the basis of a 365-day year and the number of days elapsed.

The Company may not declare, pay or set aside for payment, any dividend on the shares of Common Stock or other securities ranking junior to the Preferred Stock or securities convertible into, or exchangeable or exercisable for, any such securities (“Junior Securities”) unless all accrued and unpaid dividends on the Preferred Stock (including for the then-current interest period) have been paid in full.

Liquidation Preference

Upon a liquidation or similar event with respect to Company, the holders of Preferred Stock will be entitled to receive, in preference to payment on Junior Securities, an amount with respect to each share of Preferred Stock equal to the greater of (i) the sum of (A) the original purchase price per share of Preferred Stock (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Original Issue Price”) plus (B) all accrued and unpaid dividends (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Liquidation Preference”) and (ii) the amount distributable to holders of shares of Common Stock in such event (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

In the case of any merger, reorganization, sale of a majority of the equity, or sale of all or substantially all of the assets, of the Company, or similar transaction, the proceeds of such transaction will be distributed in the same manner as in a liquidation.

Conversion

Each share of Preferred Stock will be convertible at any time, at the option of the holder, into the number of shares of common stock of the Company (“Common Stock”) obtained by dividing the Liquidation Preference by the then-applicable Conversion Price. The “Conversion Price” will initially be equal to the Original Issue Price and will be subject to adjustment as described below under “Anti-Dilution”.

Anti-Dilution

The Conversion Price will be subject to adjustment in the event that the Company issues additional equity securities or securities convertible into, or exchangeable or exercisable for, equity securities (“Equity Securities”) (other than pursuant to certain equity compensation arrangements approved by the Board and other customary carve-outs (“Excluded Transactions”)) at a per-share purchase price less than the then-applicable Conversion Price. The Conversion Price will be subject to adjustment on a broad-based (i.e., taking into account all issued and outstanding options) weighted average basis, which takes into account issuances of additional Equity Securities at prices less than the applicable Conversion Price. The Conversion Price will also be appropriately adjusted for stock splits, recapitalizations and similar events.

Mandatory Conversion

The Preferred Stock shall automatically convert into shares of Common Stock at the then-applicable Conversion Price upon the closing of a firmly underwritten public offering of shares of Common Stock with gross proceeds of at least $30 million and an initial per-share public offering price (after underwriting commissions and expenses) of no less than the Liquidation Preference (a “QPO”).

Redemption at the Option of the Holder

At any time following the fifth anniversary of the Closing, holders of at least a majority of the outstanding Preferred Stock will be entitled to cause the Company to redeem all of the outstanding Preferred Stock at a price per share equal to the greater of (i) the Liquidation Preference or (ii) the amount that would be distributable to holders of shares of Common Stock if the Company were to be liquidated immediately prior to such redemption (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

To the extent the Company does not then have funds legally available for the redemption of all Preferred Stock to be redeemed, the Company will redeem the greatest number of shares of Preferred Stock then legally permitted and will redeem the remaining Preferred Stock as soon as legally permitted. Redeemed Preferred Stock will be cancelled and will cease to be outstanding.

So long as the Preferred Stock is outstanding, the Company shall not redeem or repurchase any Junior Securities.

Voting Rights	Preferred Stock will vote together with the shares of Common Stock (on an as-converted basis) as a single class on all matters.
Terms of Warrants
Vested Warrants

The Warrants will entitle the holder thereof to purchase a number of shares of Common Stock equal to approximately 15% of the fully diluted equity of the Company (determined after giving effect to the management option pool but without giving effect to the Warrants and with the exact percentage to be determined so as to result in the initial 65%/25%/10% split between STG, Elliott and the management option pool referenced in “Terms of the Investment – The Transaction” above) as of immediately following the Closing.

Except as provided under “Sale Transaction,” the Warrants may be exercised at any time from and after the Closing.

Exercise Price	$0.01 per share of Common Stock.
Sale Transaction

In the event of an acquisition of 100% of the equity of the Company by any person (whether by merger or sale of securities) (a “Sale Transaction”), including any Sale Transaction constituting a Triggering Event, the Company will be entitled to terminate the Warrants immediately following consummation of such Sale Transaction. Holders of Warrants shall be entitled to prior notice of any Sale Transaction and shall be permitted to exercise the Warrants effective immediately prior to, and subject to consummation of, such Sale Transaction.

Adjustments

The Exercise Price and number of shares issuable upon exercise of Warrants will be appropriately adjusted for stock splits, recapitalizations and similar events. In the case of any recapitalization, business combination or reorganization in which the Preferred Stock is converted into or exchanged for the right to receive other securities, cash or other assets (other than a Sale Transaction), the Warrants will be automatically converted into warrants to purchase such other securities, cash or other assets as may be issued or exchanged for the number of shares of Preferred Stock issuable upon exercise of the Warrants immediately prior to such recapitalization, business combination, reorganization or reclassification.

Stockholder and Registration Rights Agreement
Stockholders Agreement

All stockholders of the Company at Closing will enter into a Stockholders Agreement having customary terms and conditions for a transaction of this type, including the terms and conditions described below.

Board of Directors

At closing, the Board of Directors will consist of six members, including:

•    Four (4) individuals designated by STG;

•    One (1) individual designated by Elliott; and,

•    the Chief Executive Officer of the Company.

Elliott will continue to be entitled to such designee so long as Elliott owns at least 20% of its initial equity position.

STG Voting Rights	Provision will be made so that STG will be entitled to the voting power associated with its fully diluted equity ownership (without the need to exercise the Convertible Notes).
Protective Provisions

Approval of Elliott (or its Permitted Transferee (as defined below)) will be required for the Company or any of its Subsidiaries to take any of the following actions:

•    engage in transactions between the Company and STG or any of STG’s affiliates, other than transactions on an arm’s-length basis (subject to the section below titled “Offshore Development and Services” below);

•    distribute securities, cash or other assets on a non pro rata basis;

•    issue Equity Securities (i) at a price below Fair Market Value or (ii) ranking senior to the Preferred Stock;

•    amend the Stockholders Agreement or the Registration Rights Agreement (as defined below);

•    so long as Elliott or its Permitted Transferee hold at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis), amend its Certificate of Incorporation, Bylaws or similar governing documents, in each case, other than amendments that would not modify the terms of the Preferred Stock in an adverse manner.

Elliott will be provided with written notice prior to the Company engaging in any transaction with STG or any of STG’s affiliates and will be provided promptly with any information that it reasonably requests regarding such transaction.

“Fair Market Value” means fair market value, as determined in good faith by the Board of Directors; provided, that if any holder of at least 10% of the outstanding shares of Common Stock (on a fully-diluted basis) objects to a determination of Fair Market Value, such amount shall be determined by an expedited external review mechanism to be determined.

Offshore Development and Services

The Company will subcontract its offshore development and services work to Symphony Services, subject to fair pricing consistent with what Symphony Services charges to other third party clients for similar services, subject to the approval of Elliott (which approval shall not be unreasonably withheld, delayed or conditioned). Elliott will be entitled to receive reasonable documentation as to Symphony Services’ standard pricing for such services, and as to prevailing market pricing for such services, before acting on any request for approval.

Information Rights

Until a QPO, each stockholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will be entitled to receive audited annual, and unaudited quarterly and monthly, financial statements, and such other financial information as such stockholder shall reasonably request.

Preemptive Rights

Until a QPO, each securityholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will have preemptive rights with respect to any issuance of Equity Securities (other than pursuant to Excluded Transactions) to maintain such person’s percentage of fully diluted equity.

Restrictions on Transfer

Prior to an initial public offering (“IPO”), no securityholder may sell, transfer, pledge or otherwise dispose of (“Transfer”) any Equity Securities other than (i) to a Permitted Transferee (to be defined) or (ii) following compliance with the Right of First Offer and Tag-Along Right described below.

Right of First Offer and Tag-Along Right

In the event any securityholder proposes to transfer Equity Securities prior to an IPO, other than to a Permitted Transferee, then first the Company and then Elliott (so long as it holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis)) and STG (on a pro rata basis, together with their respective Permitted Transferees) will have:

•    a right of first offer to purchase all, but not less than all, of such Equity Securities proposed to be Transferred; and

•    if the Company and Elliott and STG (together with their respective Permitted Transferees) do not exercise the Right of First Offer with respect to all offered Equity Securities, a Tag-Along Right (together with the other stockholders) to participate in such Transfer on the same terms and conditions as the proposing stockholder.

Compelled Sale Rights

So long as STG (together with its Permitted Transferees) continues to hold at least 30% of the outstanding shares of Common Stock (on a fully-diluted basis), and so long as an IPO has not been completed, then, if STG shall receive an arm’s-length, bona fide offer from an unaffiliated third party to purchase 100% of the equity of the Company, then STG shall have the right to cause each other stockholder to sell all of such stockholder’s Equity Securities on the same terms and conditions applicable to STG (other than commercially reasonable arms-length transactions or arrangements entered into by STG or its affiliates in good faith with such third party or its affiliates in connection with such transaction); provided that each such stockholder shall be required to make only customary representations as to such stockholder (i.e., organization, authorization, conflicts, title and brokers) and liability of each such stockholder shall be pro rata in accordance with the securities sold and limited to such stockholder’s proceeds in the transaction.

Elliott will be provided with written notice of any such offer and will be provided promptly with any information that it reasonably requests regarding such proposed transaction.

Transferability of Elliott’s Rights

Subject to applicable laws, Elliott shall be entitled to assign its governance, registration and other rights under the Stockholders Agreement, in whole or in part, as part of any Transfer of shares made in accordance with the transfer restrictions described above.

Registration Rights

Demand Registration. Beginning six months following an IPO, Elliott will have the right to three demand registrations, provided that each such demand registration shall be for no less than $10,000,000 worth of shares of Common Stock.

Form S-3. Elliott will be entitled to unlimited registrations on Form S-3 (or any successor form then in effect), provided that each registration on Form S-3 shall be for no less than $3,000,000 worth of shares of Common Stock. An S-3 registration will not count as a demand registration.

Piggy Back Registration. Following the IPO, Elliott will have unlimited pro rata piggy back registration rights, subject to standard underwriter cutbacks.

Expenses. The Company will bear customary expenses in connection with each demand registration, S-3 registration and piggy back registration.

Additional Matters
Management Options

The available pool for the grant of Common Stock option to Company management shall total 10% of fully diluted (determined giving effect to the Warrants and the option pool) Common Stock (5 year vesting, 1 year cliff).

Sharing of Fees	Any closing or post-closing fees (e.g. management fees, transaction fees, advisory fees) to be split on a pro rata basis (based on aggregate investments) between STG and Manchester.
Expense Reimbursement	Upon Closing, the Company will reimburse STG for its expenses in connection with the Transaction and Elliott for its expenses incurred in connection with the Transaction after April 10, 2009.
Preferred Stock Structure

If so requested by Elliott, the Preferred Stock (and underlying Common Stock) will be issued in multiple classes or series such that the aggregate voting power of all shares issued to the Elliott investors may be exercised by a single entity.

Press Release

STG shall use reasonable efforts to provide Elliott with the opportunity to include a quote in the MSC press release issued upon announcement of the transaction; provided, that if MSC refuses to consent to such inclusion, Elliott and STG shall issue simultaneously with the MSC press release a joint press release in form and substance reasonably satisfactory to Elliott and STG.

Additional Funding

To the extent necessary to support MSC’s working capital requirements as determined by the Company’s board of directors, STG and Elliott shall each make additional investments in equal amounts not to exceed $2,000,000 each in the aggregate. Each such investment will be made (i) in the case of Elliott, in the form of additional shares of Preferred Stock and Notes and (ii) in the case of STG, in the form of additional shares of Preferred Stock and Convertible Notes. The amount of each such security so issued will be determined, and the management option pool will be increased, in the case of each such additional investment so as to preserve the relative 65%/25%/10% fully diluted equity split among STG, Elliott and the management option pool, respectively.

EXHIBIT C

Side Letter

AGREEMENT

AGREEMENT dated as of July 7, 2009 (this “Agreement”) between Maximus Holdings Inc., a Delaware corporation (“Parent”), STG III, L.P., a Delaware limited partnership (“STG III”), STG III-A, L.P., a Delaware limited partnership (“STG III-A” and, together with STG III, the “STG Parties”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott, the “Elliott Parties”).

RECITALS

WHEREAS, reference is hereby made to that certain Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) among MSC.Software Corporation (the “Company”), Parent, and Maximus Inc.

WHEREAS, capitalized terms used herein and not defined have the meanings specified in the Merger Agreement.

WHEREAS, pursuant to (a) Section 11.04(c) of the Merger Agreement, Parent may pay Company $16,800,000 (the “Parent Termination Fee”) and (b) Section 11.04(d) of the Merger Agreement, Parent may pay certain costs and expenses incurred by Company and interest thereon (such costs and expenses, together with any accrued interest thereon, the “Company Fees and Expenses”).

WHEREAS, pursuant to that certain Limited Guarantee dated as of the date hereof (the “Limited Guarantee”) by STG III and STG III-A in favor of Company, STG III and STG III-A have, severally and not jointly, guaranteed their ratable portion of Parent’s obligation to pay the Parent Termination Fee to Company under Section 11.04(c) of the Merger Agreement and the Company Fees and Expenses to Company under Section 11.04(d) of the Merger Agreement.

WHEREAS, Elliott and Elliott International have agreed, severally and not jointly, that they will pay an aggregate amount equal to their respective Pro Rata Portions (as defined below) of the Payment Termination Fee and the Company Fees and Expenses to (a) Parent in the event Parent elects to pay such amounts pursuant to the Merger Agreement and (b) STG III and STG III-A in the event STG III and STG III-A elect to pay such amounts pursuant to the Limited Guarantee.

WHEREAS, the “Pro Rata Portion” for Elliott shall be 19.6%, and the “Pro Rata Portion” for Elliott International shall be 29.4%.

WHEREAS, pursuant to Section 11.04(b) of the Merger Agreement, the Company may pay Parent $11,800,000 (the “Company Termination Payment”).

WHEREAS, in the event the Company elects to pay the Company Termination Payment pursuant to the Merger Agreement, Parent has agreed that it will pay to Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott (“Manchester”), a portion of such amount as set forth in Section 1(c) below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.         Agreement.          (a) Elliott and Elliott International each, severally and not jointly, agrees to pay to Parent (or, if STG III and STG III-A pay the Parent Termination Fee and/or Company Fees and Expenses under the Limited Guarantee, to STG III and STG III-A), promptly following receipt of notice from Parent (or, if applicable, by STG III and STG III-A) that Parent (or, if applicable, STG III and STG III-A), in its (or their) sole discretion, has elected to pay Company the Parent Termination Fee and/or the Company Fees and Expenses under the Merger Agreement (together with reasonable documentation of such election to make such payments), (i) $3,292,800 and $4,939,200 with respect to Parent’s (or, if applicable, STG III’s and STG III-A’s) payment of the Parent Termination Fee, respectively, such amounts representing Elliott’s and Elliott International’s respective Pro Rata Portions of the Parent Termination Fee and (ii) its Pro Rata Portion of the Company Fees and Expenses with respect to the payment of same by Company (or, if applicable, STG III and STG III-A), in the case of each of clauses (i) and (ii) above, to the account (or accounts) designated by written notice of Parent (or, if applicable, STG III and STG III-A). If the Elliott Parties pay any amounts to Parent (or, if applicable, STG III and/or STG III-A) pursuant to this Section 1, then (i) Parent (or, if applicable, of STG III and STG III-A) shall promptly pay such amounts in respect of the Parent Termination Fee and/or Company Fees and Expenses, as applicable and (ii) Parent (or, if applicable, STG III and STG III-A) shall concurrently pay its or their respective portions of the Parent Termination Fee and/or Company Fees and Expenses and, if the requirements of clause (i) or (ii) are not so satisfied, such amounts so paid by the Elliott Parties shall be promptly refunded to the Elliott Parties. Notwithstanding the foregoing, the Elliott Parties shall have no obligation to reimburse Parent, STG III or STG III-A with respect to any Company Fees and Expenses resulting from a Willful Breach of Section 11.04 of the Merger Agreement by Parent. There shall be deemed to be a “Willful Breach” by Parent of Section 11.04 of the Merger Agreement if (i) Parent shall have materially and willfully breached Section 11.04 and (ii) Parent shall have had knowledge (as such term is used in the Merger Agreement), at the time of Parent’s breach of Section 11.04, that Parent was breaching Section 11.04; provided, however, a Willful Breach shall not have occurred to the extent Parent’s breach of Section 11.04 resulted from the Elliott Parties breach of its obligations hereunder.

(b)   In the event Company reimburses any of Parent, STG III or STG III-A for any amounts paid by such parties pursuant to any of Sections 11.04(c) or 11.04(d) of the Merger Agreement or the Limited Guarantee (such amount received by each such party being, the “Reimbursed Amount”), as applicable, each of Parent, STG III and STG III-A shall, promptly following receipt of such payment, pay to each of Elliott and Elliott International its respective Pro Rata Portion of the Reimbursed Amount so received.

(c)   Parent agrees to pay to Manchester, promptly following the payment by the Company of the Company Termination Payment, an amount equal to: (i) any expenses (the “Elliot Expenses”) incurred by Elliott and its Affiliates (other than the Company) after April 10, 2009 in connection with the acquisition of the Company as contemplated by the Merger Agreement and the related arrangements among the Elliott Parties and the STG Parties (the “Transaction”) plus (ii) the Elliott Termination Payment Remainder. For the purposes herein, the “Elliott Termination Payment Remainder” shall mean: (x) 0.49 multiplied by (y) (i) the Company Termination Payment minus (ii) any expenses incurred by the Parent and its Affiliates (other than the Company) in connection with the Transaction (the “Parent Expenses,” and together with the Elliot Expenses, the “Transaction Expenses”) minus (iii) the Elliot Expenses minus (iv) to the extent payable, the portion of the Company Termination Payment payable by Parent to Wells Fargo Foothill, LLC and CapitalSource Bank (which for the avoidance of doubt shall equal (A) 0.10 multiplied by (B) (1) the Company Termination Payment minus (2) the Transaction Expenses).

2.         Third Party Beneficiaries. Manchester shall be deemed to be a third-party beneficiary of this Agreement. Nothing set forth in this Agreement shall affect or be construed to confer or give any Person other than Manchester, the Elliott Parties and the STG Parties (including any Person acting in a representative capacity) any rights or remedies against any Person.

3.	Amendments. This Agreement may be amended only by a writing signed by each party hereto.

4.         Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to each of Elliott and Elliott International, to it at:

712 Fifth Avenue, 36th Floor

New York, New York 10019

Attention: Jesse Cohn

Facsimile No.: (212) 478-2871

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Robert B. Schumer

Steven J. Williams

Facsimile No.: (212) 757-3990

If to Parent, to it at:

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

With a copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Attention: Steve L. Camahort

Facsimile No.: (415) 616-1199

If to each of STG III and STG III-A, to it at:

STG III, L.P. and STG III-A, L.P.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

With a copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Attention: Steve L. Camahort

Facsimile No.: (415) 616-1199

or such other address or facsimile number as such party may hereafter specify by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

5.         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

6.         Consent to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be heard and determined in the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consent to jurisdiction set forth in this paragraph shall not constitute general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

7.         Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (each, a “Proceeding”). Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Proceeding, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.

8.         Termination. The obligations of the Elliott Parties under this Agreement shall terminate upon the earliest to occur of (i) the Elliott Parties’ payment in full of the amount set forth in Section 1 hereto, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms (other than a termination on or after the End Date by the Company pursuant to Section 10.01(b)(i) or Section 10.01(d)(ii) of the Merger Agreement (a “Potential Payment Termination”), (iv) in the event of a Potential Payment Termination, the earliest to occur of (A) if a claim for payment of any Obligation (as defined in the Limited Guarantee) has been made to Parent and Merger Sub or the STG Parties by a Guaranteed Party (as defined in the Limited Guarantee), then the issuance of a final non-appealable judicial order, settlement tantamount thereto, to the effect that none of Parent, Merger Sub or the STG Parties are obligated to make any payment with respect to the Obligations, and (B) the 181st day following a Potential Payment Termination if the Guaranteed Party has not presented a claim for payment of any Obligation to Parent and Merger Sub or the STG Parties during the 180-day period immediately following such Potential Payment Termination; and (v) the delivery of written notice of termination by the Elliott Parties to the STG Parties, following any amendment to the Merger Agreement effected without the prior written consent of the Elliott Parties which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent or the Elliott Parties the circumstances under which the Parent Termination Fee is payable.

9.         Execution. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

MAXIMUS HOLDINGS INC.

By: /s/ William F. Chisholm

Name: William F. Chisholm

Title: President

STG III, L.P.

STG III-A, L.P.

By: STG III GP, L.P.,

their General Partner

By: STG UGP, LLC, its General Partners

By: /s/ William F. Chisholm

Name: William F. Chisholm

Title: Managing Director

[Signature Page to Elliott Side Letter re Parent Termination Fee]

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P.,

its General Partner

By: Braxton Associates, Inc., its General Partner

By: /s/ Elliot Greenberg

Name: Elliot Greenberg

Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Elliott international Capital

Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg

Name: Elliot Greenberg

Title: Vice President

[Signature Page to Elliott Side Letter re Parent Termination Fee]

EXHIBIT D

Elliott Associates Voting Agreement

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 7, 2009 by and between Maximus Holdings Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of MSC.Software Corporation, a Delaware corporation (the “Company”).

RECITALS:

A.        Parent, the Company and Maximus Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which all outstanding shares of the Company will be converted into the right to receive cash, as set forth in the Merger Agreement.

B.         The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of the outstanding capital stock of the Company, and such number of shares of capital stock of the Company issuable upon the exercise of outstanding options and other rights to acquire Company capital stock, as is indicated on the signature page of this Agreement.

C.         In consideration of the execution of the Merger Agreement by Parent, the Stockholder (in his or her capacity as such) has agreed to vote the Shares so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.         Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)        “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) the delivery of written notice of termination by the Stockholder to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Stockholder which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent the circumstances under which the Parent Termination Fee is payable.

(b)        “Shares” shall mean: (i) all shares of capital stock of the Company and all options to acquire shares of capital stock of the Company owned by the Stockholder as of the date of this Agreement, and (ii) all additional shares of capital stock of the Company and all additional options to acquire shares of capital stock of the Company of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date; provided, that with respect to any obligation of the Stockholder hereunder relating to the voting of securities or the granting of proxies with respect to securities, the term “Shares” shall include only such of the foregoing securities as confer voting rights upon the holders thereof and then only to the extent of such voting rights.

(c)        “Transfer.” A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly (i) sells,

pledges, encumbers, grants an option with respect to (including any short sale), transfers or otherwise disposes of such security or any interest therein or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to transfer of or other disposition of such security or any interest therein.

2.	Transfer of Shares.

(a)        Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or make any offer regarding any Transfer of any of the Shares; provided, however, that the Stockholder (and any transferee Stockholders) may Transfer Shares to an Affiliate of such Stockholder, provided that, as a condition to any such Transfer to an Affiliate, the transferee has agreed with Parent in writing to be bound by the terms of this Agreement (including granting a Proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement.

(b)        Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of Section 3 hereof or otherwise in contravention of the obligations of the Stockholder under this Agreement, with respect to any of the Shares.

3.         Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder shall, or shall cause the holder of record on any applicable record date to, to the extent not voted by the person(s) appointed under the Proxy, in each case to the fullest extent that such matters are submitted for the vote or written consent of the Stockholder and that the Shares are entitled to vote thereon or consent thereto, vote the Shares:

(a)        in favor of (i) adoption of the Merger Agreement, (ii) each of the actions contemplated by the Merger Agreement, and (ii) any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

(b)        against any proposal or action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(c)	against any Acquisition Proposal.

Until the Expiration Date, in the event that any meeting of the stockholders of the Company is held with respect to any of the foregoing (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record of Shares on any applicable record date to, appear at such meeting or otherwise cause his, her or its Shares to be counted as present thereat for purposes of establishing a quorum.

4.	Irrevocable Proxy.

(a)        The Stockholder hereby irrevocably grants to, and appoints, William F. Chisholm and Brad MacMillin or either of them in their respective capacities as officers of Parent and any individual who shall hereafter succeed to any such office of Parent and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares in the following manner as specified in Section 3 hereof:

(i)        in favor of (i) adoption of the Merger Agreement, (ii) each of the actions contemplated by the Merger Agreement, and (ii) any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

(ii)        against any proposal or action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(iii)	against any Acquisition Proposal.

(b)        The Stockholder represents that any proxies given prior to this Agreement regarding the Shares are not irrevocable, and that such proxies are revoked.

(c)        The Stockholder affirms that the irrevocable proxy set forth in this Section 4 (the “Proxy”) is given in connection with the execution of the Merger Agreement, and that such Proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder further affirms that the Proxy is coupled with an interest and may under no circumstances be revoked (other than by termination of this Agreement in accordance with its terms).

5.         No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as stockholders of the Company.

6.         No Solicitation. The Stockholder hereby represents and warrants that he or she has read Section 6.03 of the Merger Agreement and agrees to be bound by the provisions of such section.

7.         Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that, as of the date hereof and at all times until the Expiration Date:

(a)        the Stockholder is (and, except to the extent a Transfer is made pursuant to the proviso in Section 2(a), will be) the beneficial owner of the shares of capital stock of the Company, and the options and other rights to acquire shares of capital stock of the Company, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

(b)       the Shares are (and will be) free and clear of any Liens, options, rights of first refusal, co-sale rights or other encumbrances of any kind or nature (other than restrictions on transfer imposed by applicable securities Laws);

(c)        the Stockholder does not as of the date of this Agreement beneficially own any securities of the Company other than the shares of capital stock of the Company, and options and other rights to acquire shares of capital stock of the Company, set forth on the signature page of this Agreement;

(d)        the Stockholder has (and will have) full power and authority to make, enter into and carry out the terms of this Agreement (including the Proxy);

(e)        the Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other Voting Agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof;

(f)        the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any applicable Law or any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Lien on any of the assets or properties of the Stockholder (other than the Shares), in each case except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement;

(g)        this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity; and

(h)        other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Authority or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder.

8.         Consent. The Stockholder consents and authorizes the Company and Parent their respective affiliates to publish and disclose in the Proxy Statement and other documents filed with the SEC in connection with the Merger Agreement its identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement.

9.         Legending of Shares. If so requested by Parent, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

10.       Termination. This Agreement, and any undertaking, proxy or waiver granted by the Stockholder hereunder, shall terminate and be of no further force or effect as of the Expiration Date; provided, that upon termination of this Agreement, Parent shall take such actions as are reasonably requested by the Stockholder to remove any legend placed upon any Shares pursuant to Section 9.

11.       Appraisal Rights. The Shareholder waives and agrees not to exercise any rights (including, without limitation, under Section 262 of Delaware Law) to demand appraisal of any of the Shares which may arise with respect to the Merger.

12.       Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Parent may deem necessary or desirable, in the reasonable opinion of Parent, to carry out and effectuate the purpose and intent of this Agreement.

13.	Miscellaneous.

(a)        Waiver. No failure or delay by either party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b)        Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(c)        Binding Effect; Assignment. No party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d)        Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(e)        Specific Performance; Injunctive Relief. Each party agrees that irreparable damage would occur to the other party in the event that any of the provisions of this Agreement were not performed by such party in accordance with their specific terms or were otherwise breached and that money damages would not be an adequate remedy. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)        Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

(g)        Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (each, a “Proceeding”). Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Proceeding, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 13(g).

(h)        Entire Agreement. This Agreement (including the Proxy) (a) constitutes the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

(i)        Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to Parent, to:

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

Copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Attention: Steve L. Camahort

Facsimile No.: 415-616-1440

If to the Stockholder:	To the address for notice set forth on the signature page hereof,

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(j)        Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)        Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

(l)        Rules of Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(m)       Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(n)        Stockholder Capacity. To the extent that the Stockholder is an officer or director of the Company or any of its Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Stockholder in his or her capacity as an officer or director of the Company or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting solely in his or her capacity as an officer or director).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

MAXIMUS HOLDINGS INC.

By:	/s/ William F. Chisholm

Name: William F. Chisholm

Title: President

STOCKHOLDER:

Elliott Associates, L.P.

By:  Elliott Capital Advisors, L.P.,

as General Partner

By:  Braxton Associates, Inc., as

General Partner

By:  /s/ Elliot Greenberg

Elliot Greenberg, Vice President

Name:  ______________________________

Title:  _______________________________

c/o Elliott Management Corporation

712 Fifth Avenue, 35th Floor

New York, NY 10019

Print Address

212-974-6000

Telephone

212-478-2371

Facsimile No.

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Fax: (212) 757-3990

Attention:	Robert B. Schumer

Steven J. Williams

Shares beneficially owned:

2,424,023 shares of Company capital stock

___________ shares of Company capital stock issuable upon the exercise of outstanding options

___________ shares of Company capital stock issuable upon the exercise of outstanding rights to acquire Company capital stock (other than options)

[Signature Page to Voting Agreement]

EXHIBIT E

Elliott International Voting Agreement

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 7, 2009 by and between Maximus Holdings Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of MSC.Software Corporation, a Delaware corporation (the “Company”).

RECITALS:

A.        Parent, the Company and Maximus Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which all outstanding shares of the Company will be converted into the right to receive cash, as set forth in the Merger Agreement.

B.         The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of the outstanding capital stock of the Company, and such number of shares of capital stock of the Company issuable upon the exercise of outstanding options and other rights to acquire Company capital stock, as is indicated on the signature page of this Agreement.

C.         In consideration of the execution of the Merger Agreement by Parent, the Stockholder (in his or her capacity as such) has agreed to vote the Shares so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.         Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)        “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) the delivery of written notice of termination by the Stockholder to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Stockholder which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent the circumstances under which the Parent Termination Fee is payable.

(b)        “Shares” shall mean: (i) all shares of capital stock of the Company and all options to acquire shares of capital stock of the Company owned by the Stockholder as of the date of this Agreement, and (ii) all additional shares of capital stock of the Company and all additional options to acquire shares of capital stock of the Company of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date; provided, that with respect to any obligation of the Stockholder hereunder relating to the voting of securities or the granting of proxies with respect to securities, the term “Shares” shall include only such of the foregoing securities as confer voting rights upon the holders thereof and then only to the extent of such voting rights.

(c)        “Transfer.” A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to (including any short sale), transfers or otherwise disposes of such security or any interest therein or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to transfer of or other disposition of such security or any interest therein.

2.	Transfer of Shares.

(a)        Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or make any offer regarding any Transfer of any of the Shares; provided, however, that the Stockholder (and any transferee Stockholders) may Transfer Shares to an Affiliate of such Stockholder, provided that, as a condition to any such Transfer to an Affiliate, the transferee has agreed with Parent in writing to be bound by the terms of this Agreement (including granting a Proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement.

(b)        Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of Section 3 hereof or otherwise in contravention of the obligations of the Stockholder under this Agreement, with respect to any of the Shares.

3.         Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, the Stockholder shall, or shall cause the holder of record on any applicable record date to, to the extent not voted by the person(s) appointed under the Proxy, in each case to the fullest extent that such matters are submitted for the vote or written consent of the Stockholder and that the Shares are entitled to vote thereon or consent thereto, vote the Shares:

(a)        in favor of (i) adoption of the Merger Agreement, (ii) each of the actions contemplated by the Merger Agreement, and (ii) any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

(b)        against any proposal or action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(c)	against any Acquisition Proposal.

Until the Expiration Date, in the event that any meeting of the stockholders of the Company is held with respect to any of the foregoing (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record of Shares on any applicable record date to, appear at such meeting or otherwise cause his, her or its Shares to be counted as present thereat for purposes of establishing a quorum.

4.	Irrevocable Proxy.

(a)        The Stockholder hereby irrevocably grants to, and appoints, William F. Chisholm and Brad MacMillin or either of them in their respective capacities as officers of Parent and any individual who shall hereafter succeed to any such office of Parent and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares in the following manner as specified in Section 3 hereof:

(i)        in favor of (i) adoption of the Merger Agreement, (ii) each of the actions contemplated by the Merger Agreement, and (ii) any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

(ii)        against any proposal or action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

(iii)	against any Acquisition Proposal.

(b)        The Stockholder represents that any proxies given prior to this Agreement regarding the Shares are not irrevocable, and that such proxies are revoked.

(c)        The Stockholder affirms that the irrevocable proxy set forth in this Section 4 (the “Proxy”) is given in connection with the execution of the Merger Agreement, and that such Proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder further affirms that the Proxy is coupled with an interest and may under no circumstances be revoked (other than by termination of this Agreement in accordance with its terms).

5.         No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as stockholders of the Company.

6.         No Solicitation. The Stockholder hereby represents and warrants that he or she has read Section 6.03 of the Merger Agreement and agrees to be bound by the provisions of such section.

7.         Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that, as of the date hereof and at all times until the Expiration Date:

(a)        the Stockholder is (and, except to the extent a Transfer is made pursuant to the proviso in Section 2(a), will be) the beneficial owner of the shares of capital stock of the Company, and the options and other rights to acquire shares of capital stock of the Company, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

(b)       the Shares are (and will be) free and clear of any Liens, options, rights of first refusal, co-sale rights or other encumbrances of any kind or nature (other than restrictions on transfer imposed by applicable securities Laws);

(c)        the Stockholder does not as of the date of this Agreement beneficially own any securities of the Company other than the shares of capital stock of the Company, and options and other rights to acquire shares of capital stock of the Company, set forth on the signature page of this Agreement;

(d)        the Stockholder has (and will have) full power and authority to make, enter into and carry out the terms of this Agreement (including the Proxy);

(e)        the Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other Voting Agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof;

(f)        the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any applicable Law or any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Lien on any of the assets or properties of the Stockholder (other than the Shares), in each case except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement;

(g)        this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity; and

(h)        other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Authority or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder.

8.         Consent. The Stockholder consents and authorizes the Company and Parent their respective affiliates to publish and disclose in the Proxy Statement and other documents filed with the SEC in connection with the Merger Agreement its identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement.

9.         Legending of Shares. If so requested by Parent, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

10.       Termination. This Agreement, and any undertaking, proxy or waiver granted by the Stockholder hereunder, shall terminate and be of no further force or effect as of the Expiration Date; provided, that upon termination of this Agreement, Parent shall take such actions as are reasonably requested by the Stockholder to remove any legend placed upon any Shares pursuant to Section 9.

11.       Appraisal Rights. The Shareholder waives and agrees not to exercise any rights (including, without limitation, under Section 262 of Delaware Law) to demand appraisal of any of the Shares which may arise with respect to the Merger.

12.       Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Parent may deem necessary or desirable, in the reasonable opinion of Parent, to carry out and effectuate the purpose and intent of this Agreement.

13.	Miscellaneous.

(a)        Waiver. No failure or delay by either party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b)        Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(c)        Binding Effect; Assignment. No party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d)        Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(e)        Specific Performance; Injunctive Relief. Each party agrees that irreparable damage would occur to the other party in the event that any of the provisions of this Agreement were not performed by such party in accordance with their specific terms or were otherwise breached and that money damages would not be an adequate remedy. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)        Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

(g)        Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (each, a “Proceeding”). Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Proceeding, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 13(g).

(h)        Entire Agreement. This Agreement (including the Proxy) (a) constitutes the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

(i)        Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to Parent, to:

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

Copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

Attention: Steve L. Camahort

Facsimile No.: 415-616-1440

If to the Stockholder:	To the address for notice set forth on the signature page hereof,

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(j)        Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)        Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

(l)        Rules of Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(m)       Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(n)        Stockholder Capacity. To the extent that the Stockholder is an officer or director of the Company or any of its Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Stockholder in his or her capacity as an officer or director of the Company or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting solely in his or her capacity as an officer or director).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

MAXIMUS HOLDINGS INC.

By:	/s/ William F. Chisholm

Name: William F. Chisholm

Title: President

STOCKHOLDER:

Elliott International, L.P.

By: Elliott International Capital

Advisors, Inc.

as attorney-in-fact

By: /s/ Elliot Greenberg

Elliot Greenberg, Vice President

Name:	__________________
Title:	__________________

c/o Elliott Management Corporation

712 Fifth Avenue, 35th Floor

New York, NY 10019

Print Address

212-974-6000

Telephone

212-478-2371

Facsimile No.

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Fax: (212) 757-3990

Attention: Robert B. Schumer

Steven J. Williams

Shares beneficially owned:

3,636,035 shares of Company capital stock

______________ shares of Company capital stock issuable upon the exercise of outstanding options

______________ shares of Company capital stock issuable upon the exercise of outstanding rights to acquire Company capital stock (other than options)

[Signature Page to Voting Agreement]